SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 2

to

ANNUAL REPORT
OF
REPÚBLICA ORIENTAL DEL URUGUAY

(Name of Registrant)

__________________

Date of end of last fiscal year: December 31, 2013

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Andrés de la Cruz, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

_______________

* The Registrant is filing this annual report on a voluntary basis.

TABLE OF CONTENTS

EXPLANATORY NOTE	3
SIGNATURE	4
EXHIBIT INDEX	5
EX-99.E RECENT DEVELOPMENTS	E-1

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EXPLANATORY NOTE

This amendment to República Oriental del Uruguay’s (the “Republic”) Annual Report on Form 18-K for the fiscal year ended December 31, 2013 (the “Annual Report”) comprises:

(a) Pages numbered 1 to 5 consecutively.

(b) The following exhibit:

Exhibit 99.E: Recent Developments

This amendment No. 2 to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, República Oriental del Uruguay, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay on the 23rd day of February, 2015.

REPÚBLICA ORIENTAL DEL URUGUAY

By: /s/ Mario Bergara
Mario Bergara
Minister of Economy and Finance of
República Oriental del Uruguay

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EXHIBIT INDEX

Exhibit 99.E: Recent Developments

5

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in Exhibit 99.D to Uruguay’s annual report on Form 18-K, for the fiscal year ended December 31, 2013.  To the extent the information in this section differs from the information contained in such annual report, the information in this section replaces such information.  Capitalized terms not defined in this section have the meanings ascribed to them in the annual report.

REPÚBLICA ORIENTAL DEL URUGUAY

Constitution, Government and Political Parties

In the presidential elections held on October 26, 2014, Mr. Tabaré Vázquez Rosas (Frente Amplio) received 47.81% of votes cast, Mr. Luis Lacalle Pou (Partido Nacional) received 30.88% of votes cast, and Mr. Pedro Bordaberry (Partido Colorado) received 12.89% of votes cast. Mr. Vázquez Rosas and Mr. Lacalle Pou participated in the runoff election on November 30, 2014, and Mr. Tabaré Vázquez Rosas won the national presidential election with 52.8% of the votes cast. Mr. Vázquez Rosas will take office on March 1, 2015, succeeding Mr. José Mujica Cordano, who is also a member of Frente Amplio.

In the Congressional elections also held on October 26, 2014, the Frente Amplio retained a majority of both houses of Congress. The Congressional representation of each of the five parties elected for the 2015-2020 term is as follows:

	Senate		Chamber of Deputies
	Seats	%	Seats	%
Frente Amplio	15	51.6	50	50.5
Partido Nacional	10	32.2	32	32.3
Partido Colorado	4	12.9	13	13.1
Partido Independiente	1	3.2	3	3.03
Asamblea Popular	—	—	1	1.01
Total(1)	31	100%	99	100%

(1) The Vice President (Mr. Raúl Fernando Sendic Rodríguez) holds the thirty-first seat in the Senate.

Foreign Policy and Membership in International and Regional Organizations

On January 26, 2015, Uruguay and Japan entered into a bilateral investment agreement, which is still pending congressional ratification, to liberalize, promote and protect investments made by companies and state entities from the contracting countries in each of Uruguay and Japan. This Agreement is the first investment agreement between Japan and a member country of MERCOSUR.

Gross Domestic Product and Structure of the Economy

The following table sets forth information regarding changes in GDP by expenditure for the periods indicated. The data is based on 2005 prices to eliminate distortions introduced by changes in relative prices.

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Change in Gross Domestic Product by Expenditure
(% change from previous year, except as otherwise indicated, 2005 prices)

	2010 (1)	2011 (1)	2012	(1)	2013	(1)	January/September 2014(1)(2)
Government consumption	3.1%	3.8%	4.6%		4.2%		3.2%
Private consumption	12.8	9.8	5.5		5.3		4.6
Gross fixed investment	13.6	6.4	19.2		6.2		1.9
Public sector (% of gross fixed investment)	(6.0)	(10.7)	5.3		12.4		25.1
Private sector (% of gross fixed investment)	20.4	11.0	22.2		5.0		(2.5)
Exports of goods and services	7.0	6.0	2.1		0.1		3.4
Imports of goods and services	14.9	13.2	14.0		2.8		3.5

n/a: not available

(1) Preliminary data.

(2) January 1-September 30, 2014 compared to January 1-September 30, 2013.

Source: Banco Central.

Principal Sectors of the Economy

The following table sets forth the components of Uruguay's GDP and their respective growth rates for the periods indicated. The data is based on 2005 prices to eliminate distortions introduced by changes in relative prices.

Change in Gross Domestic Product by Sector
(% change from previous year, except as otherwise indicated, 2005 prices)

	2010 (1)	2011 (1)	2012 (1)	2013(1)	January/September 2014(1)(2)
Agriculture, livestock, fishing and forestry(3)	(8.1)%	28.0%	(0.2)%	4.5%	0.7%
Mining	4.4	(4.5)	14.1	26.0	n/a
Manufacturing	3.5	3.0	0.7	(0.4)	3.0
Electricity, gas and water	90.0	(24.1)	(22.8)	55.2	17.4
Construction	4.3	5.6	12.2	1.4	(3.2)
Commerce, restaurants and hotels	16.0	9.2	3.8	2.8	2.3
Transportation, storage and communications	17.9	13.5	9.4	7.7	6.7
Real estate, business, financial and insurance services	4.3	7.5	4.7	4.4	n/a
Other services(4)(5)	2.3	3.3	2.9	3.3	3.6
Total GDP	8.4%	7.3%	3.7%	4.4%	3.5%

n/a: not available

(1) Preliminary data.
(2) January 1-September 30, 2014 compared to January 1-September 30, 2013

(3) Data for the period January/September 2014 includes mining.

(4) Includes public sector services and other services.

(5) Data for the period January/September 2014 includes real estate, business, financial and insurance services.

Source: Banco Central.

Uruguay's GDP increased 3.5% during the first nine months of 2014 compared to the same period in 2013. Growth in the first nine months of 2014 was mainly driven by improved levels of activity in several sectors of the economy most noticeably during the second quarter of 2014, in particular the transportation, storage and communications sector and the other services sector, which includes real estate, business, financial and insurance services.

Growth in manufacturing sector (3.0% in the first nine months of 2014 compared with the same period of 2013) was mainly as a result of the commencement of production at the paper pulp mill “Montes del Plata” in Colonia in the third quarter of 2014, and an increase in the production of processed meat. The construction sector, on the other hand, contracted 3.2% in the first nine months of 2014, primarily as a result of reduced investment in both the private and public sectors. In the private sector, the contraction was mainly attributable to the completion of the construction of the paper pulp mill in Colonia. In the public sector, the decrease in the level of activity was mainly attributable to a decrease in road works and fiber optic installation works, as well as the completion of the desulfurization plant in the La Teja refinery.

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Employment, Labor and Wages

Employment

Estimates of the National Statistics Institute indicate that the average nationwide unemployment rate stood at 6.5% in December 2014, compared to 6.0% in December 2013, while the average nationwide employment rate increased to 60.7% in December 2014, compared to 60.6% in December 2013.

Wages

For the 12-month period ended December 31, 2014, average real wages increased 3.5%. During this period, public sector real wages increased 3.0%, while average private sector real wages increased 3.8%.

FOREIGN MERCHANDISE TRADE

Merchandise exports for the 12-month period ended September 30, 2014 totaled US$10.6 billion, compared to US$10.2 billion for the same period in 2013. Merchandise imports totaled US$11.6 billion for the 12-month period ended September 30, 2014, compared to US$11.7 billion for the 12-month period ended September 30, 2013.

Merchandise trade for the 12-month period ended September 30, 2014 recorded a deficit of US$1.0 billion, compared to a deficit of US$1.5 billion for the 12-month period ended September 30, 2013.

FOREIGN TRADE ON SERVICES

Gross tourism receipts totaled US$1.7 billion for the 12-month period ended December 31, 2014, compared to US$1.9 billion for the 12-month period ended December 31, 2013.

BALANCE OF PAYMENTS

In the 12-month period ended September 30, 2014, Uruguay’s balance of payments registered a surplus of US$2.0 billion, compared to a surplus of US$3.3 billion for the 12-month period ended September 30, 2013.

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Current Account

Uruguay’s current account for the 12-month period ended September 30, 2014 recorded a deficit of US$2.7 billion, compared to a deficit of US$3.0 billion for the 12-month period ended September 30, 2013.  The decrease in the current account deficit was attributable mainly to the growth in total exports, which increased by US$282 million over the 12-month period ended September 30, 2014, at a pace faster than imports, which increased by US$120 million during the same period. Also, in the 12-month period ended September 30, 2014, capital outflows on account of interest and dividend payments decreased with respect to the 12-month period ended September 30, 2013.

Capital and Financial Account

Uruguay’s capital and financial account recorded a surplus of US$4.6 billion for the 12-month period ended September 30, 2014, compared to a US$5.6 billion surplus for the 12-month period ended September 30, 2013.

Portfolio investment totaled US$1.2 billion for the 12-month period ended September 30, 2014, compared to US$3.5 million for the 12-month period ended September 30, 2013. Other medium, long-term and short-term capital recorded inflows of US$440 million for the 12-month period ended September 30, 2014, compared to inflows of US$1.1 billion for the 12-month period ended September 30, 2013. Foreign direct investment remained stable, totaling US$3 billion for both the 12-month period ended September 30, 2014 and the 12-month period ended September 30, 2013.

International Reserves

As of January 30, 2015, the international reserve assets of Banco Central totaled US$17.5 billion, including US$6.7 billion in reserves and voluntary deposits of the Uruguayan banking system. International reserve assets of Banco Central as of December 31, 2014 stood at US$17.8 billion including US$6.8 billion in reserves and voluntary deposits of the Uruguayan banking system. International reserve assets of Banco Central as of December 31, 2013 stood at US$16.3 billion, including US$5.3 billion in reserves and voluntary deposits of the Uruguayan banking system.

MONETARY POLICY AND INFLATION

Monetary Policy

Banco Central currently relies on monetary aggregates (M1’, i.e., M1 plus peso-denominated saving deposits) to manage inflation. During 2014, Banco Central achieved its intermediate monetary policy target in every quarter of the year. Aggregate M1’ increased 7.2% in the last quarter of 2014 compared to the same period of 2013, below the target range set by Banco Central of 8% - 10% for the last quarter of 2014. In December 2014, Banco Central set the target increase range for the M1’ monetary aggregates for the first quarter of 2015 at 7% - 9%.

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Liquidity and Credit Aggregates

The following tables show selected monetary indicators for the periods indicated.

Selected Monetary Indicators
(percentage change based on peso-denominated data)

	2009	2010	2011	2012	2013	2014
M1 (% change)(1)	11.9%	28.1%	19.2%	9.2%	13.1%	1.0%
M1’ (% change)(2)	15.2	30.0	20.8	11.2	15.0	3.7
M2 (% change)(3)	14.9	31.0	22.1	10.3	13.7	6.4
Credit from the financial system (% change)	(13.1)	24.1	14.1	18.3	19.6	14.8
Average annual peso deposit rate (end period)	4.9	4.8	5.5	5.2	5.1	8.5
Monetary policy rate (TPM)	6.25	6.50	8.75	9.00	—	—
Average money market rate (TMM) (period end)	6.20	6.50	8.75	9.00	—	—

(1) Currency in circulation plus peso-denominated demand deposits.

(2) M1 plus peso-denominated saving deposits.

(3) M1’ plus peso-denominated time deposits.

Source: Banco Central.

Inflation

The following table shows changes in the CPI and the WPI for the periods indicated.

	Percentage Change from Previous Year at Period End
	Consumer Prices	Wholesale Prices
2009	5.9%	10.5%
2010	6.9	8.4
2011	8.6	11.1
2012	7.5	5.9
2013	8.5	6.3
2014	8.3	10.6
For the 12 months ended January 31, 2015	8.0	9.3

Source: National Institute of Statistics.

After reaching 9.8% in February of 2014, the 12-month rolling consumer price inflation rate decreased and stood at 8.0% in January 2015. For the twelve months ended January 31, 2015, wholesale prices showed an increase of 9.3%.

Foreign Exchange

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

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Exchange Rates (1)
(pesos per US$)

	High	Low	Average	Period-End
2009	24.350	19.534	22.543	19.627
2010	21.329	19.042	20.072	20.094
2011	20.426	18.300	19.300	19.898
2012	22.099	19.111	20.321	19.399
2013	22.646	18.858	20.496	21.389
2014	24.742	21.268	23.230	24.369
For the 12 months ended January 31, 2015	24.800	22.104	23.464	24.449

(1) Daily interbank end-of-day bid rates.

Source: Banco Central.

In August 2012, Banco Central introduced certain requirements for the purchase by non-residents of its short-term debt. Non-residents, through local financial institutions, were required to deposit (on an interest free basis) with Banco Central an amount equal to 40% of the investment made in Banco Central’s short term debt. In June 2013, Banco Central increased this mandatory (non-interest bearing) deposit requirement to 50%. In June 2013, the Ministry of Economy and Finance introduced similar mandatory (non-interest bearing) deposit requirements on non-residents investing in local currency-denominated securities issued by the central government through local financial institutions.

In September 2014, the Macroeconomic Coordination Committee, which is comprised of representatives of the Ministry of Economy and Finance and Banco Central, determined that the reserve requirements on non-residents’ holdings of central government local currency-denominated securities would be removed and that the level of mandatory deposit requirements for investments in Banco Central’s short-term debt would decrease from 50% to 30%.

THE BANKING SECTOR

Uruguay’s Banking System Following the 2002 Crisis

In 2014, deposits of the non-financial sector with the banking system grew by 6.3%, or US$1.7 billion, to US$28.1 billion. Likewise, credit extended to the private domestic non-financial sector by the banking system increased from US$13.8 billion as of December 31, 2013 to US$14.4 billion as of December 31, 2014.

The share of non-performing loans to total loans (based on payment delinquencies) stood at 1.7% as of September 30, 2014 (1.6% excluding Banco Hipotecario).

Regulatory capital as of December 31, 2014, represented 14.9% of risk-weighted assets (including Banco Hipotecario), compared to 14.8% as of December 31, 2013, and 16.5% as of December 31, 2012.

PUBLIC SECTOR FINANCES

In 2014, Uruguay’s public sector overall balance recorded a deficit of US$1.91 billion (3.5% of GDP), compared to a deficit of US$1.34 billion (2.4% of GDP) for the 12-month period ended December 31, 2013.

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For 2014, Uruguay’s public sector primary balance recorded a deficit of US$276 million (0.5% of GDP), compared to a surplus of US$222 million (0.4% of GDP) for the 12-month period ended December 31, 2013.

The widening of the public sector overall balance deficit is mainly the result of higher than expected social security transfers during 2014, while capital expenditures of the central government and public enterprises for 2014 compared to 2013 remained stable as a percentage of GDP.

PUBLIC SECTOR DEBT

On February 10, 2015, Congress passed Law No. 19,316 amending Article 4 of the National Debt Law No. 17,947 dated January 8, 2006, as amended by Law No. 18,579, dated July 15, 2009, and Article 266 of Law No. 18,834, dated November 4, 2011, permitting the amount of public net debt to be increased each fiscal year by up to the equivalent of UIs 9.0 billion (equivalent to approximately US$1,096 million as of December 31, 2014).

Domestic Debt

Between December 31, 2013 and September 30, 2014, the central government issued treasury notes linked to the CPI for an aggregate principal amount equivalent to US$97.8 million. In October 2014, the central government announced its intention to access the domestic market during the October 2014-March 2015 period by placing two CPI-linked treasury notes with final maturity in 2020 and 2025. Since then, and as of January 2015, the central government had placed CPI-linked treasury notes with such maturities for an aggregate principal amount equivalent to US$ 32.3 million.

External Debt

The following table sets forth the total public external debt, net of international reserve assets and certain other assets of Banco Central, as of the dates indicated.

Total Public External Debt, Net of International Reserve Assets
(in millions of US$)

	2010	2011	2012	2013	As of September 31, 2014(1)
Total gross public external debt	US$12,822	US$14,056	US$16,245	US$17,559	US$18,183
Less external assets:
Non-financial public sector(2)	173	80	92	119	142
Banco Central	8,562	11,066	14,298	17,040	18,568
Of which:
Banco Central international reserve assets(3)	7,744	10,302	13,566	16,275	17,757
Other assets	819	764	732	765	811
Total public external debt, net of assets	US$ 4,087	US$ 2,910	US$ 1,885	US$ 400	US$ (527)

(1) Preliminary data.

(2) Commencing in 2014, based on information provided by ANCAP, Banco Central has excluded equity interests held by ANCAP in other entities from this item for each of the dates set forth in the table above.

(3) Gold valued for each period at London market prices at end of period.

Source: Banco Central.

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In June 2014, Uruguay completed a series of liability management transactions, including the issuance of its US$2.0 billion 5.100% bonds due 2050. A portion of the cash proceeds of the offer were used to repurchase debt with shorter-term maturity and higher-interest coupons.

Total Debt

The gross public debt totaled US$33.5 billion as of September 30, 2014 compared with US$33.1 billion as of December 31, 2013.

As of September 30, 2014, 43.2% of the total gross public debt was denominated in foreign currencies and 56.8% in Uruguayan pesos, compared to 40.1% and 59.9%, respectively, as of December 31, 2013.

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